UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 5)1

Gildan Activewear Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

375916103

(CUSIP Number)

Usman Nabi

Browning West LP

1999 Avenue of the Stars

Suite 1150

Los Angeles, California 90067

(310) 984-7600

Andrew M. Freedman

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 23, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 375916103

1	NAME OF REPORTING PERSON

Browning West, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		8,640,448
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

8,640,448
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,640,448
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.0%
14	TYPE OF REPORTING PERSON

PN, IA

2

CUSIP No. 375916103

1	NAME OF REPORTING PERSON

Usman Nabi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		8,640,448
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

8,640,448
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,640,448
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.0%
14	TYPE OF REPORTING PERSON

IN, HC

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CUSIP No. 375916103

The following constitutes Amendment No. 5 to the Schedule 13D filed by the undersigned (“Amendment No. 5”). This Amendment No. 5 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On April 22, 2024, the Issuer announced a reactive refreshment of the Board, whereby (i) five new directors will be appointed to the Board and five incumbent directors, Donald C. Berg, Maryse Bertrand, Shirley Cunningham, Charles Herington and Craig Leavitt, simultaneously will depart from the Board, effective May 1, 2024, and (ii) Luc Jobin and Chris Shackelton, members of the Board and its Special Committee supervising the sale process, will not stand for re-election at the Issuer’s 2024 Annual Meeting of Shareholders (the “Annual Meeting”). Additionally, the Issuer disclosed in a below-the-fold manner that the Board does not expect to make any further announcements on the potential sale process before the Annual Meeting.

In response to the Issuer’s announcement, the Reporting Persons issued a press release (the “April 22 Press Release”) stating that although Browning West is gratified that the members of the Board have seemingly acknowledged their many failures at the Issuer, the en masse resignations combined with the handpicked refreshment is yet another defensive maneuver designed to avoid accountability and entrench Vince Tyra as CEO despite his troubling track record. In the April 22 Press Release, the Reporting Persons questioned why the Board has gone to such lengths to allow Mr. Tyra to remain in office despite his track record of value destruction and amid unprecedented shareholder calls to reinstate the Issuer’s Co-Founder and former Chief Executive Officer, Glenn Chamandy.

Usman S. Nabi and Peter M. Lee commented as follows on behalf of Browning West in the April 22 Press Release:

“The Board’s list of failures grows by the week: beginning with its botched succession process, followed by numerous diligence failures, a reactive and misguided sale process, and now a desperate and defensive Board refreshment. The most glaring omission in the Board’s latest maneuver is its failure to reinstate Glenn as CEO and its unwavering commitment to Vince Tyra – including from new directors – despite his record of value destruction and poor personal judgment. The reinstatement of Glenn has been a central and consistent demand from an unprecedented mass of shareholders, which the Board refuses to acknowledge in favor of its own interests. It is also clear that the newly announced directors are objectively less qualified than Browning West’s director candidates, who possess best-in-class track records of value creation and relevant experience. It is critical for shareholders to understand that only through the appointment of our full slate can Glenn return as CEO and implement our superior value creation plan, which is designed to deliver a stock price of over $60 USD by the end of 2025 and $100 USD within five years.

Contrary to the Board’s false and misleading statements, support for Glenn and our full slate is growing and stronger than ever. While we are gratified that every single incumbent director responsible for the Board’s many failures is stepping aside, we are disappointed that it is due in part to the Board’s relentless focus on protecting Vince Tyra to avoid accountability. We remain steadfast in our belief that the election of each of our eight highly qualified directors and Glenn’s return as CEO represent the best path forward for Gildan. Considering the Board has a history of diligence failures and recruiting underqualified executives, it has not earned the right to hand-select its own replacement directors. Finally, we believe that today’s announcement was likely triggered by the collapse of the Board’s reactive sale process, which it is clearly trying to bury in the 2,500+ word press release. It is time for Gildan’s Board to immediately cease its excessive and wasteful spending of shareholder capital on its misguided sale process and numerous entrenchment tactics.”

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CUSIP No. 375916103

Furthermore, Mr. Chamandy commented as follows in the April 22 Press Release:

“When I return to Gildan as CEO, I want to be supported by the highest quality Board with relevant experience. I have spent time with members of the Browning West slate and believe they possess necessary track records of value creation, expertise in successful succession planning and corporate governance, and relevant operational, industry, and ESG experience. In addition, it is critical that I am supported by a Chairman who has a strong record as an operating CEO and Chair, which Mike Kneeland clearly possesses, and that there is an owners’ mindset in the boardroom, which Peter Lee of Browning West clearly possesses. The Browning West slate represents the best Board for all Gildan stakeholders.”

On April 23, 2024, the Reporting Persons delivered a letter to the Issuer separately from the Requisition, nominating a slate of eight highly qualified and independent director candidates, Michael Kneeland, Glenn J. Chamandy, Michener Chandlee, Ghislain Houle, Mélanie Kau, Peter Lee, Karen Stuckey and J.P. Towner (collectively, the “Nominees”), for election to the Board at the Annual Meeting pursuant to the Issuer’s By-Law No. 2. The Reporting Persons believe that the Nominees represent the best path forward for the Issuer as they have the qualifications, experience and skill sets necessary to serve on the Board.

A copy of the April 22 Press Release is attached hereto as Exhibit 99.1, which is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	April 22 Press Release.

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CUSIP No. 375916103

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 25, 2024

Browning West, LP

By:	/s/ Samuel Green
	Name:	Samuel Green
	Title:	Chief Compliance Officer and Chief Financial Officer

/s/ Usman Nabi
Usman Nabi

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